Exhibit 99.1

Nouveau Monde Provides Corporate Update on the Development of its Mine-to-Market Battery Material Business

» Nouveau Monde’s phase-1 Bécancour purification facility has produced battery-grade SPG demonstrating the performance of its proprietary ecotechnology with large scale samples produced at 99.99% purity

» Construction of phase-1 coating line is progressing on time and on budget with a commissioning start scheduled during Q1-2022

» Civil works are progressing at the phase-2 large scale Matawinie mining project with the 7.8 km access road that will be substantially completed before year end and civil works on the industrial platform advancing on budget and on time to support the advancement of detailed engineering with consultant SNC-Lavalin

» Nouveau Monde’s integrated business model will be reflected in the ongoing 43-101 feasibility study being prepared by BBA for the phase-2 Bécancour battery material plant to update planning, cost projection, and development framework in a unified structure with the Matawinie mining project

» Commercial discussions are progressing well as a result of the availability of battery-grade samples, Nouveau Monde’s active engagement, and favorable market trends

» Nouveau Monde will be present at the EU Battery Show to promote its green anode material and help European lithium-ion battery manufacturers secure their supply

» Committed to industry-leading sustainability principles, Nouveau Monde released its inaugural ESG Report providing shareholders, potential customers, and stakeholders with performance overview as per international standards

MONTRÉAL--(BUSINESS WIRE)--November 16, 2021--Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU) is making steady progress along its critical path to develop its fully vertically integrated value chain of anode material, from ore to battery materials, leveraging its Matawinie graphite deposit, proprietary green beneficiation technologies, access to robust infrastructure and clean hydropower, as well as an excellent location at the doorstep of North American and European markets.

Arne H Frandsen, Chairman of Nouveau Monde, commented: “Nouveau Monde’s disciplined advancement is ideally timed to address the marketplace’s ever-growing demand and capitalize on commitments, regulation, and private capital that are being channeled to attain the Paris Agreement objectives. I am confident that we are delivering an excellent balance in terms of competitiveness, sustainability, and business growth to position the Company as a turn-key solution provider to the electric vehicles (“EVs”) and energy storage sectors.”

Battery-Grade Anode Material

Nouveau Monde completed construction of the phase-1 Bécancour purification facility on budget and with limited timeline impact following delays in equipment deliveries. In the final stages of commissioning, the Company has produced batches that demonstrate the performance of Nouveau Monde’s proprietary ecotechnology and the high battery-grade quality of spherical purified graphite (“SPG”).

The material has been tested at Nouveau Monde’s new state-of-the-art laboratory and a third-party mineral R&D center, confirming purity of +99.99%, well above the level required for energy applications. Loss on ignition (“LOI”) was carried out based on ASTM standard test method C561–16, and ICP analysis of critical elements like iron and nickel showed results at below 1 ppm.

The Company has submitted a patent application to safeguard its intellectual property rights in regard to this thermochemical purification technology, a greener alternative, free of hydrofluoric acid, to that currently used in the traditional anode material production.

Preparation is underway at the Company’s demonstration plant to double its phase-1 shaping production and build a phase-1 coating module. Both beneficiation units are scheduled for construction and commissioning in H1-2022 to provide Nouveau Monde’s sales team with up to 2,000 tpa of anode material to support production qualification and commercial discussions with battery and EVs manufacturers.

In addition, Nouveau Monde continues the FEL-3 feasibility study for the large scale phase 2 Bécancour battery material plant regrouping operations of all processing steps. Considering the Company’s development of advanced manufacturing of anode material to cater to the accelerating lithium-ion batteries market (see the “Escalating Market Trends” section below), the study will reflect Nouveau Monde’s integrated business model for a comprehensive planning, cost projection, and development framework. The Matawinie mining project’s National Instrument 43-101 feasibility study covering the West Zone deposit will be updated on the back of the latest mineral resource update and the value-added transformation steps that are part of the Bécancour battery material plant. Upon completion of the study, Nouveau Monde intends to transition to the execution phase and to sequence construction timelines of the phase-2 mine and battery material plant.

Civil Works at Matawinie Mining Project

Construction of the Matawinie mining project’s nearly 8-km access road is on time and on budget, with works completed at 70%. Civil works for the industrial platform has started and will continue in 2022. In parallel, concentrator and building engineering for process, electrical, structural, piping, and layout are finalized to prepare the plans and specifications. The tailings deposition plan, water management infrastructure and mining equipment selection are progressing ahead of the next stages of preparatory work.

In parallel, Nouveau Monde and Caterpillar’s technical teams are collaborating to plan the development, testing, and deployment of Cat® zero-emission machines for the all-electric mining fleet.

Continued Sales Engagement

In its efforts to negotiate a long-term cornerstone supply agreement, the Company is thus far engaged in commercial discussions and/or has signed MoUs and NDAs with manufacturers whose total projected yearly production capacity represent over 1 TWh by 2030, that would correspondingly require over 1 million tonnes per annum of battery-grade graphite. Nouveau Monde’s phase-1 operations support technical marketing and product qualification efforts thanks to samples provided to potential customers as part of these discussions.

Nouveau Monde recently joined the marketplace at North America’s largest and most comprehensive advanced battery manufacturing event, The Battery Show. The Company will be present at the upcoming European edition, in Germany, scheduled November 30 to December 2, 2021, to position its ex-China green supply of anode material in this booming market. Nouveau Monde will present the latest results of its hydrofluoric acid-free purified anode material as well as the latest electrochemical test results on its graphite at its booth #232 (hall 8). Nouveau Monde is striving to provide solutions to the European lithium-ion battery market looking for security of supply, guaranteed material traceability, competitive pricing, and low CO2 footprint anode material. Visitors can organize a meeting by contacting Jean-Luc Cialdini, Business Development Director for Europe, at jlcialdini@nmg.com.

Corporate Development & Sustainability

Committed to its zero-harm philosophy, Nouveau Monde maintains the focus on environmental, health, and safety performance at its operational sites, with special attention to the start of civil works at the Matawinie mining project and the commissioning of the phase-1 Bécancour purification facility.

As sustainable funds saw their combined assets climb to $3.9 trillion at the end of Q3-2021 (Morningstar, October 2021), Nouveau Monde published its inaugural Environmental, Social and Governance (“ESG”) Report to provide an overview of Nouveau Monde’s core commitments, anchor initiatives, and performance indicators to shareholders and asset managers.

Eric Desaulniers, Founder, President, and CEO of Nouveau Monde, added: “We are developing our carbon-neutral operations on a foundation of transparency and superior environmental, social, and governance standards. We believe consumers and manufacturers alike are seeking high-performing solutions that are extracted and transformed responsibly. Nouveau Monde’s strong commitment in this regard, from inception, represents a vantage for engagement with communities, governments, capital markets, and customers.”

At September 30, 2021, the Company had more than $81M CA in cash, which is sufficient to support its current operations and the advancement of its key projects.

Escalating Market Trends

Scientists and the international community are increasingly aligning efforts and funds to transition to net zero by 2050 in order to mitigate the effects of the climate crisis. The push for electrification as part of decarbonization goals translate into favorable market conditions for Nouveau Monde’s carbon-neutral anode material.

Demand outlook for anode manufacturing is mounting to meet the projected 4,625 GWh of global lithium-ion battery production capacity in the pipeline by 2030, a 13% increase since the end of Q2-2021 (Benchmark Mineral Intelligence, October 2021). October announcements from battery manufacturers totaled 430,000 tpa of new anode production capacity, elevating the global projection to 5,030,700 tpa.

Representing +95% of the anode, graphite is the most controlled mineral of all battery materials, with China currently producing 100% of the global spherical graphite supply. Graphite prices continue to rise as a result of energy shortages in some Chinese provinces and major logistics disruptions (Roskill, October 2021). These price increases are a reminder of the importance of establishing strong partnerships with reliable and local suppliers such as Nouveau Monde to mitigate that risk.

Projected to be the largest and most advanced natural graphite operation in North America, Nouveau Monde is carrying out its de-risked phased development plan to build a localized, turn-key, and carbon-neutral alternative to Chinese supply.

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

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Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the progress of the Company’s projects within budget, the feasibility study of the phase-2 Bécancour battery material plant, including the Company’s integrated business model, the progress of commercial discussions, including the entering into a cornerstone supply agreement, market trends and conditions, the Company’s presence at the EU Battery Show, demand outlook for anode manufacturing, the efforts of different sectors to achieve the Paris Agreement’s goals and net-zero, the doubling of the phase-1 shaping production and the construction of the phase-1 coating module, the timeline and the expected output regarding same, the update of the 43-101 feasibility study and the steps that follow its completion, the electrification of the mining pit, the total projected yearly production capacity of potential business partners, the solutions the Company can provide to the European lithium-ion battery market, the Company’s commitments towards ESG principles, the Company’s forecast to become the largest and most advanced natural graphite operation in North America, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com